FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

February 18, 2010

Item 3: News Release:

A news release dated and issued on February 18, 2010 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Pacific North West Capital Corp.  Phase I Drilling Final Results Confirm Continuity of the DAC Deposit at the Destiny Gold Project, Québec

Item 5: Full Description of Material Change:

  4.43 g/t gold across 2.0m intersected within 26.0m wide zone averaging 0.89 g/t gold

  Semi-massive sulphide assaying 5.72% zinc also intersected

  Phase II drilling program in progress

  Deposit open along strike and to depth

  NI 43-101 Compliant Resource with potential for expansion

February 18, 2010  Vancouver, BC – Pacific North West Capital Corp. ("PFN" "Company") (TSX: PFN; OTCBB: PAWEF; FSE: P7J)  and Alto Ventures Ltd. (ATV: TSX-V) are pleased to provide the final drilling results for the last two holes and a summary of the Phase I program completed in December 2009 at the DAC Deposit on the Destiny Gold Project.  The program consisted of 5,600m in 14 holes.  Results from hole DES09-132 include 5.2m averaging 1.48 g/t gold and DES09-133 intersected 4.43 g/t gold across 2.0m within a 26.0m wide section averaging 0.89 g/t gold.  In addition to the gold zones DES09-133 also cut 5.72% zinc and 21 g/t silver across a 0.85m wide semi-massive sulphide zone.

Results from the Phase I drilling program are very positive as they validate the deposit model and confirm continuity of gold mineralization between previous wide-spaced holes.  Each of the holes targeting the DAC deposit intersected gold within multiple zones of shearing, strong alteration, quartz veins containing variable amounts of sulphides.  Significant gold values were obtained in 100% of the holes drilled including high grade quartz veins containing up to 44.39 g/t gold and wide mineralized shear zones including 21.0m averaging 1.39 g/t gold (see table below)

The gold mineralized system remains open along strike and to depth.  The Phase II drilling program is currently in progress testing for western extensions to the DAC deposit and to depths below 300m vertical.   A Phase III program is slated for later this year.

The semi massive sulphide section cut in DES09-133 is part of a regionally extensive horizon that was intersected intermittently by previous drilling on the property.  This horizon generally contains from 5 to 25% sulphides consisting mainly of pyrite and pyrrhotite.  When present in the area of the DAC Deposit, the sulphide horizon usually occurs from 20 to 70 m in the hanging wall above the gold zones.  During the 2006 drilling program, hole DES06-94 also intersected semi-massive to massive sulphides over 0.7m along this same horizon.  The massive sulphide section in DES06-94 assayed 1.21 g/t gold, 117.0 g/t silver, 5.79% copper and 3.42% zinc.  The economic significance of the base metals values in these two holes has not yet been determined but it is encouraging that sections of the hanging wall sulphide horizon do form local concentrations of semi-massive to massive sulphide mineralization that can carry significant amounts of copper and zinc.  This may add a new dimension to the Destiny project as progress is made towards updating the NI43-101 resource estimates.  PFN continues to fund the exploration work as part of its earn-in.  Alto continues as project manager.

The property is located approximately 75 km north of Val d’Or in the Abitibi-Témiscamingue region of Québec. The geological environment at Destiny including the shear-hosted high grade quartz veins is similar to the main Val d’Or gold belt.  Val d’Or is one of the major gold mining centres in the Province of Québec, and currently active with many new mine development projects. The property is road accessible with excellent mining infrastructure and support facilities nearby.

Table of Significant Gold Assays Phase I Drilling Program

Hole Number	From (m)	To (m)	Width (m) *downhole	Au (g/t)
DES09-120 includes	256.5 294.7 299.2	257.5 301.0 299.7	1.0 6.3 0.5	3.08 4.46 44.39
DES09-121	37.5 105.5	38.1 113.5	1.0 8.0	2.13 0.6
DES09-122 Includes includes	103.7 110.7 145.0 152.5 234.4 241.4	111.2 111.2 159.5 153.7 235.5 262.0	7.5 0.5 14.5 0.7 1.1 20.6	1.9 3.34 0.7 4.57 3.78 0.23
DES09-123 Includes Includes includes	160.0 163.7 199.0 200.0 236.4 269.9 312.1	165.2 164.7 217.3 201.0 271.5 270.5 312.8	5.2 1.0 18.3 1.0 35.1 0.6 0.7	2.43 9.74 1.05 10.81 0.46 5.90 4.54
DES09-124 Includes Includes and includes	217.0 232.0 233.5 250.0 276.0 279.0 285.5 330.8 331.3 377.3	229.0 237.2 234.0 266.0 291.2 280.0 286.0 335.7 331.8 377.8	12.0 5.2 0.5 16.0 15.2 1.0 0.5 4.9 0.5 0.5	0.39 2.26 20.62 0.31 1.29 5.81 8.42 4.61 39.5 2.21
DES09-125 Includes Includes and includes	332.3 333.8 379.0 380.0 399.4 419.7 433.3	353.3 334.3 401.4 387.6 399.9 438.8 435.3	21.0 0.5 22.4 7.6 0.5 17.1 2.0	1.39 33.57 0.91 1.52 7.2 0.84 5.3
DES09-126 includes	295.2 295.2	322.5 297.1	27.3 1.4	0.56 5.0
DES09-127 includes and	438.8 442.2 450.7	451.2 444.7 451.2	12.4 2.5 0.5	0.79 1.81 4.64
DES09-128 and	315.0 458.1	318.6 458.6	3.6 0.5	1.37 2.99
DES09-129 and	257.7 308.8 407.0	266.0 316.3 407.5	8.3 7.5 0.5	1.10 0.78 16.43
DES09-130 Includes	299.2 305.5 354.4	312.6 306.7 374.2	13.4 1.2 19.8	0.7 6.02 0.53
DES09-131 includes	94.6 116.8 131.0	119.9 118.9 170.5	25.3 2.1 49.5	0.51 2.42 0.36
DES09-132	346.3	351.5	5.2	1.48
DES09-133 includes	365.2 375.0 425.8	391.2 377.0 443.6	26.0 2.0 17.8	0.89 4.43 0.42

*Based on core angles and previous drilling, true widths are estimated at approximately 80 to 90% of the downhole lengths reported.  Mineralized zones generally start at 0.1 g/t gold and assay averages may include minimal intervals of waste material.  No top cuts of assays were used.

Summary of Significant Base Metals Mineralization in Sulphide Zones

Hole Number	From (m)	To (m)	Width (m)	Au (g)	Ag (g/t)	Cu (%)	Zn (%)
DES09-133	292.65	293.5	0.85	0.03	21.0	0.12	5.72
DES06-94	158.7	159.4	0.7	1.21	117.0	5.79	3.42

About the DAC Deposit

The main area of mineralization on the Destiny Gold Property is the DAC zone, which occurs over a strike length of about 600 m. In this area, four to five identifiable intervals of quartz veining and shear-related alteration zones carry high grade gold mineralization, with drill intersections up to 178.5 g/t gold over a drill width of 1.0 metres.  The DAC zone hosts a NI 43-101 compliant indicated resource of 166,863 tonnes grading 6.88 g/t gold (36,892 ounces) and an inferred resource of 444,753 tonnes grading 4.46 g/t gold (63,839 ounces) calculated by W.A. Hubacheck Consultants Ltd. in 2007 (see “A Resource Estimate of the DAC Gold Deposit, Despinassy Twp., Val d’Or, Quebec” dated January 9, 2007, available on the Alto Ventures website). Drill-hole cross sections and a 3D model were generated for the DAC Deposit in 2008 and are posted on www.corebox.net.

About Destiny Gold Project

The Destiny Gold Property is under Option to PFN.  Under the terms of the Option Agreement, PFN will pay Alto $200,000, provide Alto with 250,000 common shares PFN, and complete a total of $3,500,000 in exploration expenditures over a four year period to earn a 60% interest in the Destiny Gold Property. Subsequent to vesting of its interest, PFN will form a joint venture with Alto to further develop the project.

Mike Koziol, P. Geo., P.Eng. and Alto’s President and CEO is the Qualified Person who has reviewed and approved this news release.

Quality Assurance/ Quality Control

Core processing included descriptive logging and selection of samples for analyses. The NQ-size cores were sawed in half and one half was delivered to a commercial laboratory.  The samples were delivered to the Accurassay preparation laboratory in Sudbury where they were crushed and a 500 gram pulp was prepared.  The pulp was then shipped to Accurassay Laboratories in Thunder Bay for analyses. The gold assaying method uses a standard Fire Assay with AA finish technique on a 30 gram aliquot taken from a 500 gram split from the submitted sample.  Commercially prepared standards and blanks were inserted by Alto every 25 samples to ensure precision of the results.  The laboratory performs repeat check assays every 10 samples on pulps to ensure internal lab quality control.

The laboratory was instructed to prepare and analyze a second 500 gram split from the reject for those samples that indicated gold values of between 1 g/t and 5 g/t on the initial analysis. The gold assaying method on the re-split uses a standard Fire Assay with Gravimetric finish technique on a 30 gram aliquot.  Pulp metallic assays were performed on all samples the returned greater than 5 g/t gold on the first assay.  The results reported represent mathematical averages of all analyses performed on each specific sample.

Robert J. Tremblay P. Geo (Québec), Consulting Geologist to Alto Ventures, was responsible for supervision of the diamond drilling program.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Linda Holmers, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 18th day of February 2010.